UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

CYMABAY THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

PACIFIC MERGER SUB, INC.

a wholly owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

23257D103

(Cusip Number of Class of Securities)

Deborah H. Telman, Esq.

Executive Vice President, Corporate Affairs and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, CA 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Paul S. Scrivano Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2008	Cheryl Chan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4503

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed by Pacific Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Gilead Sciences, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of CymaBay Therapeutics, Inc., a Delaware corporation (“CymaBay” or the “Company”), at a price of $32.50 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated February 23, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Amendment No. 3 is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 4 and Item 11.

Item 4 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

Offer to Purchase

Section 15 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is hereby amended and supplemented by amending and restating the section entitled “Legal Proceedings Relating to the Tender Offer” as follows:

“Legal Proceedings Relating to the Tender Offer.

Since the initial filing of the Schedule 14D-9, three complaints were filed in federal courts of California and Delaware by purported holders of Shares against the Company and members of the Company Board in connection with the Transactions: Leon v. CymaBay Therapeutics, Inc. et al., 3:24-cv-01257 (N.D. Cal.) (filed March 1, 2024); Lawrence v. CymaBay Therapeutics, Inc. et al., 1:99-mc-09999 (D. Del.) (filed March 4, 2024); and Smith v. CymaBay Therapeutics, Inc. et al., 1:24-cv-00299 (D. Del.) (filed March 6, 2024) (collectively, the “Federal Stockholder Litigation”). Each of the complaints in the Federal Stockholder Litigation alleges that the defendants caused to be filed with the SEC a materially incomplete and misleading Schedule 14D-9 in violation of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and Rule 14D-9 promulgated thereunder. Additionally, one complaint was filed in state court in California by a purported holder of Shares against the Company, members of the Company Board and Parent in connection with the Transactions: Drulias v. CymaBay Therapeutics, Inc. et al, 24-cv-066387 (Cal. Super. Ct., Alameda) (filed March 4, 2024) (the “Drulias Complaint”). The Drulias Complaint alleges, among other things, that the defendants caused to be filed with the SEC a materially incomplete and misleading Schedule 14D-9 and Schedule TO and asserts claims for negligent misrepresentation and concealment under California common law against the defendants. Since the initial filing of the Schedule 14D-9, the Company also received sixteen demand letters from purported holders of Shares, three of which enclosed draft complaints, and the Company separately received another draft complaint from a purported holder of Shares that was unaccompanied by a demand letter (such letters and draft complaints, together with the Federal Stockholder Litigation and the Drulias Complaint, the “Litigation Matters”).

The plaintiffs in the Federal Stockholder Litigation seek various remedies, including an order enjoining the defendants from proceeding with or consummating the Offer, unless and until the defendants disclose certain allegedly material information that was allegedly omitted from the Schedule 14D-9; granting rescissory damages; awarding the plaintiff costs and disbursements of its action, including reasonable attorneys’ and expert fees and expenses; and granting such other and further relief as the court may deem just and proper. The plaintiff in the Drulias Complaint seeks various remedies, including an order declaring the defendants have negligently misrepresented and omitted material facts in the Schedule 14D-9 and this Schedule TO and/or were negligent and failed to exercise reasonable care or competence in communicating or failing to communicate truthfully and completely in the Schedule 14D-9 and this Schedule TO; enjoining the closing of the Transactions until the defendants disseminate a Schedule 14D-9 and a Schedule TO that do not contain false and misleading statements; awarding the plaintiff compensatory damages and attorney’s fees, expert fees and other costs; and granting such other relief as the court may find just and proper. Each demand letter alleges disclosure deficiencies in the Schedule 14D-9 and demands issuances of corrective disclosures. Parent believes that the claims asserted in the Litigation Matters are without merit.

The Company also received demand letters on each of February 26, 2024 (the “February 26 Demand Letter”) and March 12, 2024 (the “March 12 Demand Letter”) from purported holders of Shares that request access to certain books and records of the Company to investigate purported breaches of fiduciary duty, director independence and disinterestedness, corporate wrongdoing and/or inadequate disclosures in connection with the Transactions and related to the transaction documents. On March 8, 2024, the Company responded to the February 26 Demand Letter by denying that the applicable purported holder had established a proper purpose for an inspection, objecting to such purported holder’s scope of requests and denying the allegations contained in the February 26 Demand Letter. The Company is preparing a response to the March 12 Demand Letter.

As of March 15, 2024, Parent was not aware of the filing of any other lawsuits or the submission of any other demand letters or draft complaints challenging the Transactions and/or alleging deficiencies with respect to the Schedule 14D-9; however, such lawsuits, demand letters or draft complaints may be filed or submitted, as applicable, in the future. If such additional similar lawsuits, demand letters or draft complaints are filed or submitted, as applicable, absent new or different allegations that are material, Parent, Purchaser or the Company will not necessarily announce such additional filings or submissions.

Additional lawsuits may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

ITEM 12. EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated as of February 23, 2024.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement, published February 23, 2024 in The Wall Street Journal.

(a)(5)(A)	Joint Press Release of Parent and CymaBay, dated February 12, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 12, 2024).

(a)(5)(B)	Tweet posted by Parent on February 12, 2024 (incorporated by reference to Exhibit 99.1 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 12, 2024).

(a)(5)(C)	LinkedIn announcement posted by Parent on February 12, 2024 (incorporated by reference to Exhibit 99.2 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 12, 2024).

(a)(5)(D)	Investor Relations email sent by Parent on February 12, 2024 (incorporated by reference to Exhibit 99.3 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 12, 2024).

(a)(5)(E)	Email to CymaBay employees sent by Parent on February 14, 2024 (incorporated by reference to Exhibit 99.1 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 14, 2024).

(a)(5)(F)**	Press Release of Parent, dated March 11, 2024, announcing the expiration of the waiting period under the HSR Act.

(d)(1)	Agreement and Plan of Merger, dated as of February 11, 2024, by and among CymaBay, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 12, 2024).

(d)(2)	Mutual Non-Disclosure Agreement, dated as of December 15, 2022, by and between CymaBay and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by CymaBay with the Securities and Exchange Commission on February 23, 2024).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed on February 23, 2024 as an exhibit to the Schedule TO.

**	Previously filed on March 11, 2024 as an exhibit to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2024

PACIFIC MERGER SUB, INC.

By:	/s/ Andrew D. Dickinson
	Name:	Andrew D. Dickinson
	Title:	President and Treasurer

GILEAD SCIENCES, INC.

By:	/s/ Daniel P. O’Day
	Name:	Daniel P. O’Day
	Title:	Chairman and Chief Executive Officer